Filed by: Mandalay Digital Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mandalay Digital Group, Inc.

Commission File No. 001-35958

Mandalay Digital Group

Mandalay Digital Group Fiscal 2015 Second Quarter Earnings Conference Call Transcript

Thursday, November 13, 2014, 4:30 P.M. Eastern

CORPORATE PARTICIPANTS

Bill Stone

Andrew Schleimer

Ghen Laraya

PRESENTATION

Operator

Good day and welcome to the Mandalay Digital Fiscal 2015 Second Quarter Earnings Conference Call. All participants will be in listen only mode. Should you need assistance, please signal a conference specialist by pressing the star (*) key followed by zero (0). After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded. I would now like to turn the conference over to Ghen Laraya, Vice President, Business and Legal. Please go ahead.

Ghen Laraya

Thank you and welcome, everyone, to Mandalay Digital’s fiscal 2015 second quarter earnings conference call. I’m Ghen Laraya. With me today are Bill Stone, Mandalay’s Chief Executive Officer; Andrew Schleimer, our Executive Vice President and Chief Financial Officer; and joining us on the call is Jud Bowman, Chief Executive Officer of Appia.

Statements made on this call, including those during the question and answer session, may contain forward-looking statements that are subject to risks and uncertainties. Please refer to the Safe Harbor Statement included in today’s press release, as well as Mandalay’s periodic filings with the SEC, for a complete discussion of the risks and uncertainties that could cause actual results to differ materially from those you may perceive today. We will be discussing certain non-GAAP financial results. The press release issued earlier today contains a reconciliation of these non-GAAP financial results to their most comparable GAAP measures. Further, as stated in the press releases that were issued today, we have prepared a slide presentation to accompany some of management’s prepared remarks that can be found on ir.mandalaydigital.com, we invite you to follow along. Now it is my pleasure to turn the call over to Bill Stone.

Bill Stone

Yeah, thanks, Ghen, and thank you all for joining us today. We’ve got a lot to get through and we’ll try to do it efficiently. I want to thank Jud for being on the call today to help describe the opportunity we see for Digital Turbine and Appia together. As you saw earlier this afternoon, we announced a transformative agreement to acquire Appia, who is the largest independent app install platform. We’re truly excited about this combination, so we’ll touch on this first and what it means for the future of Digital Turbine and our competitive positioning. I’ll then move into our second quarter results and provide some color on both the prior quarter and the current quarter and then we’ll have Andrew take you through the financials in depth and we’ll open it up for some Q&A. Again, as Ghen said, we have the slides uploaded on our website, which I’ll be walking through.

So, I’m going to start on the presentation on Slide 3, Digital Turbine and Appia investment highlights. This slide shows the key motivators behind the Appia deal, which is designed to capture a crucial window of opportunity to accelerate our scale in an exploding marketplace. The combination of Digital Turbine and Appia creates a single unique mobile app and app ecosystem that offers an app agnostic approach through which wireless carriers, OEMs and distributors can enhance their own revenue generation as the majority of app installs today goes to both Facebook and Google. This transaction is truly transformative for Digital Turbine, as it vertically integrates our largest ad partner.

It’s timely now, in part, because of the ramp that we’ve begun to experience with our carrier partners with new device rollouts and integrating application sales at this particular time makes operational and financial sense. At closing, we intend to change our corporate name to Digital Turbine and continue to trade on the NASDAQ.

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Thursday, November 13, 2014, 4:30 P.M. Eastern

On the financial side, Mandalay Digital will issue to Appia stakeholders, a number of Mandalay shares equivalent to $100 million, less Appia’s net debt and transaction expenses, at an agreed upon price per share of $4.50. We see an opportunity to achieve significant revenue and cost synergies that should achieve substantial gross profit, EBITDA and cash flow growth in fiscal 2016 and beyond. And through the transaction, we expect to scale our business and accelerate our revenue growth from both ads and our existing Digital Turbine products. And finally, we’ll be enhancing our Mandalay Digital financial profile as Appia Founder and CEO, Jud Bowman, and Appia’s current investors become key new Mandalay investors.

So let me now move to Slide 4, so we can look at the strategic rationale in the transaction more closely. The transaction significantly improves our competitive positioning enabling us to best capture the opportunity in a significantly growing marketplace. You’ve heard us discuss many times these macro points in the past, but I just want to reiterate what a growing market there is for devices, apps and how our media dollars are now migrating from traditional media to mobile and specifically to mobile applications.

So by combining Digital Turbine and Appia, we can capture and enhance this revenue opportunity for operators for a variety of reasons. First is we’re operating an end to end solution by vertically integrating Appia into our Digital Turbine distribution platform. Operationally, Appia fits hand in glove with our current app installations. And strategically, we’re combining complementary customer bases around the world including adding Appia’s relationships with Telcel Mexico, Claro in South America, and Metro PCS here in the United States. And we are creating the opportunity to accelerate growth for both companies by expanding and gaining control over our ad inventory, driving more productivity through our app and ad engines and thereby further increasing the value of IQ and Ignite as we ramp across handsets and operators.

The combination also scales Digital Turbine. We now directly access leading publishers and advertisers, reaching active campaigns in over 200 countries in all formats, creating instant gross profit synergies. We add an incredible talent pool of experts at Appia in advertising technology, which is critical to our long-term success, and in gaining control of both the ad tech resources and capabilities helps ensure extremely strong execution on our plans.

Now I’m going to shift to Slide 5 and ask Jud to help me describe how the combined company creates a unique value proposition. I’m going to let Jud describe in his own words about the transaction and why he’s excited and then he’ll turn it back over to me to close on the slide and then I’ll turn it over to Andrew. Jud?

Jud Bowman

Thanks Bill. So I want to talk about two things for the next couple of minutes. The first thing is to share a little bit of background on Appia and the second thing is to talk about how this transaction came about and why we’re so excited about joining forces of Mandalay Digital. We founded Appia six years ago, the month that Apple launched the App Stores. So, we’ve been here since the beginning. And we held a belief that the smartphone and apps are the transformational technology platform of our time.

So now, fast-forward six years and over 100 billion app downloads from the App Store and Google Play. The number of apps has now surged pass two million. And as the number of apps continues to increase exponentially, app discovery is becoming a harder and harder problem for consumers and also for app developers, game developers and brands that are trying to get their apps discovered.

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Since 2008, Appia has focused on creating solutions to help those marketers in driving mobile app discovery, while achieving higher lifetime value user acquisition and positive return on ad spend. We’ve grown to become the number one independent app install network, driving more than 85 million sponsored app installs to date on behalf of hundreds of advertisers and agencies, including 60 of the top 100 grossing apps on the App Store and Google Play. Only Facebook has driven more app installs.

So, now I want to talk about how this transaction came about. It started earlier this year as a partnership combining Appia’s app install network and advertisers with the Digital Turbine platform for app installs, both Ignite and IQ. And in short, as we progressed into commercial launch with different operators around the world in partnership with Mandalay, the numbers were nothing short of extraordinary. Appia works with more than 200 publishers today across the mobile ecosystem and we serve literally hundreds of millions of app install ads every single day across iOS and Android. And the revenue metrics from our partnership with Mandalay Digital are better than anything we’ve seen to date, so great that we wanted to be a part of it.

As a key Mandalay Digital partner, we’ve been amazed at the revenue per device metrics from Mandalay’s recent operator launches, including Verizon and T-Mobile, and couldn’t be more excited to join forces. The reason the numbers are better is simple, the Digital Turbine app preload solution takes several steps out of the app install process, which is great for both the carrier and the user. In essence, it greatly simplifies the conversion flow for users, and as a result, the revenue metrics are an order of magnitude greater than any other model Appia has seen from the 85 million plus app installs that we’ve driven to date and we’re just getting started.

Appia’s global reach, industry leading technology and scale and unparalleled network of advertisers and publishers make us a critical component of Digital Turbine’s end to end app install platform for operators, OEMs and advertisers. Additionally, Appia brings a deep and experienced team of both the mobile app advertising ecosystem and the capability to monetize complex global carrier. Together with Appia, Digital Turbine will offer a complete end to end solution for all publishers, carriers and OEMs to capitalize on the mobile monetization opportunity and help solve the app discovery problem for consumers. And on that note, I’m going to hand it back over to Bill.

Bill Stone

Yeah, thanks, Jud, I appreciate that. And, you know, we at Mandalay Digital, we’re so excited about this transaction and I’m really looking forward to personally just get a chance to get down in North Carolina later this month and spend some time with the Appia team, you know, to really work through a lot of what Jud just said in more details. Now I’m going to turn the call over to Andrew Schleimer, our CFO, and he’ll take you through the financial aspects of the transaction in the deal process.

Andrew Schleimer

Thanks Bill. Let’s turn to Slide 6 to look at the deal structure and economics. The Appia transaction is structured so that current Appia shareholders will receive from Mandalay a number of Mandalay shares equivalent to $100 million less Appia’s net debt and transaction expenses. At an agreed upon price of $4.50 per Mandalay share and assuming a calendar of first quarter 2015 closing, we will issue to Appia shareholders approximately 19 million shares. At yesterday’s closing price of Mandalay common stock of $3.50 per share, this values Appia’s equity at approximately $65 million.

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Thursday, November 13, 2014, 4:30 P.M. Eastern

Appia’s investors include their founder and CEO, Jud Bowman, as well as strategic investors, Trident Capital, Venrock, DCM, Noro-Moseley, Wakefield Group, Relay Ventures and Eric Schmidt’s TomorrowVentures, all of whom have been long term supporters of Appia and are themselves extremely excited about this transaction and its potential. These new Mandalay investors have agreed to lock-ups on issued shares that will be released in three equal tranches at the 6, 9 and 12 month mark after closing.

Appia’s net debt is estimated to be approximately $10 million, which Mandalay will assume. We plan to refinance this indebtedness following the closing. Both Silicon Valley Bank and North Atlantic Capital are Appia’s current lenders.

Let’s turn to Slide 7 to look a bit more closely at the financial rationale for this transaction. Appia recorded unaudited revenue of approximately $30 million for the twelve months ended September 30, 2014. That said, on the revenue side, we see an opportunity to potentially generate up to $14 million in synergies on app installs currently projected to be sourced by third parties, of which Appia is one. On the cost side, we estimate that we can realize approximately $2 million in cost synergies from the elimination of overlapping campaign management and CPI infrastructure functions, an investment we, as Mandalay on a standalone basis, intended to make in fiscal 2016, as well as duplicative corporate headcount. Taken in total, we expect these synergies to drive top line growth, gross profit and EBITDA benefits in fiscal 2016 and thereafter.

Bill mentioned that Appia fits Digital Turbine hand in glove, strategically, and that is true both operationally and financially. We are combining companies that are complementary with each other and that both have scalable, low capitally intensive business models. With respect to integration, we welcome key expert resources from Appia with whom we have been working with in partnership. We expect our app install infrastructure and Appia’s ad platform to integrate smoothly.

Last, Appia’s Founder and CEO will be joining Mandalay Digital’s board and will be a key stakeholder in the combined company.

Let’s move to Slide 8 to review what the new company’s equity structure and Board of Directors will look like. The left side of this slide shows how our Board of Directors is expected to be composed. As mentioned in the press release and in Bill’s remarks prior today, we plan to change our corporate name to Digital Turbine from Mandalay Digital in the month of January or the Appia’s transaction closing, if earlier. Simultaneous with the name change, the Board plans to appoint Rob Deutschman, currently a board member, Chairman of the Board. Peter Guber, our current Chairman, has been our largest individual shareholder and our biggest supporter over the last eight years. Our Board, including Peter, agrees with us in management that now is the time, given the current progress and traction in our underlying business, to unify our corporate name with how our customers know us in the marketplace. Peter Guber will remain the single largest individual shareholder in our Company and will retain his seat on our Board of Directors. At closing of the transaction, Bill Stone, our CEO, will join the Board and we will expand the number of seats from seven to eight, to include Jud Bowman, Appia’s Founder and CEO and another Appia appointee.

The right side of this slide shows Mandalay’s current equity ownership structure and the proportion of ownership pro forma for this deal. Currently, approximately 18% of our stock is

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Thursday, November 13, 2014, 4:30 P.M. Eastern

held by Mandalay Digital insiders and 82% is in public hands. Issuing approximately 19 million shares to Appia’s shareholders would yield them pro forma ownership of approximately 33% of the combined company with existing Mandalay shareholders decreasing to 55% and insider ownership decreasing to 12%.

Again, the new shares will be in the hands of Appia’s long term strategic investors, as well as its Founder and CEO, who are participating in the growth of the new company and whose holdings will be locked up as I described.

Let’s move to Slide 9 to review the process steps towards transaction closing. Today kicks off the deal process with the announcement of the definitive agreement. Mandalay Digital expects to file our S-4 registration statement underlying the shares to be issued around Thanksgiving. The S-4 is subject to SEC review and depending upon whether we receive comments, we expect clearance from the SEC sometime around Christmas or during early January. Our shareholders will then receive proxy statements and we will conduct our shareholder vote at a shareholders’ meeting approximately twenty business days after the receipt of SEC clearance. The transaction is expected to close during the first calendar quarter of 2015.

In summary on Slide 10, Mandalay is undertaking a truly transformational acquisition designed to capture an irreplaceable window of opportunity to accelerate our scale and our value proposition to wireless operators in an exploding market. Now I’ll turn the call back to Bill to discuss our fiscal second quarter 2015 results. Bill?

Bill Stone

Yeah, thanks, Andrew, and so now I’m going to take you through our second quarter highlights and focusing on key strategic milestones achieved during the quarter. And though our top line was lighter than we expected, leading to our haircutting our fiscal ‘15 outlook, the momentum that we’re building in the third quarter is very encouraging in that it confirms the strong and growing demand for our products and we are seeing sequential acceleration by month.

But first, the second quarter. In terms of why results were light on revenue, it was a combination of primarily four things. First was the lower device sell through at a large U.S. operator; second was the loss of traffic that we’d previously disclosed through a large DT Pay Australia customer; and third was the slower than expected ramp of Ignite globally; and fourth and finally was foreign exchange translation, which was approximately $300,000.00. Let me take these factors one by each, as we’ve already remediated the two factors that are under control.

First, with respect to DT Pay in Australia, we’ve now launched numerous new customers on DT Pay and are on track to fully make up the negative impact from our customer’s loss of traffic during this current quarter. However, last quarter, this customer did negatively impact our results by approximately $700,000.00. Second, with respect to Ignite customer ramps and with MSAI in particular, we’ve had some technical and marketing challenges in the Indian market. We believe those have now been overcome and have a plan in place with MSAI to ramp their devices. This should become material from tens of thousands per month today to hundreds of thousands per month by early 2015. And third, the sell through of devices at any customer continues to be our biggest opportunity and our biggest risk. With our new large carrier agreement, we are expecting a very sharp upward ramp in revenue and gross margin towards full deployment. This is particularly true. In the second quarter, sell through of devices was disappointing from the device forecast we had received. This impact was approximately $800,000.00 for the quarter. However, device sell through is now improving, particularly with

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this customer. More devices have been sold in October and the first ten days of November than for the entire second quarter. Our unaudited October revenues were nearly 20% higher than the September revenues across all of our products, including Ignite.

So, while the precise timing of our customer ramps, as you can see, difficult to predict, we are ramping across devices and carriers in our third quarter results to date. Ignite, which just launched in the U.S. this summer, is seeing great demand and the revenue for the first ten days of November is greater than all of July and August, combined, and with significant growth in revenue for October and November. So there were several key developments in the quarter that contributed to our current and future revenue ramp. First, we’re now on four devices Verizon for Ignite, including a Samsung Galaxy Note 4, the LG G3, the LG G Pad Tablet, and the HTC Desire. Ignite’s currently installed on over 2 million devices, compared to $1 million at last quarter. We expect to be installed in 8 million devices by the end of the fiscal year. This represents a 33% reduction in Ignite installs, but much greater than our reduction in guidance, as a majority of this Ignite shortfall is coming in international markets, namely India, where the effective CPI rates are much lower. However, our CPI rates and open rates are performing well. We have an average Ignite CPI rate in United States of well over $2.00 and open rates are averaging around 30%. We’ve seen some U.S. campaigns with open rates as high as 67% and some as low as 15%. We expect open rates to climb over time, as we have a 30 day attribution window; we implement targeting with Verizon through their precision marketing program; our campaign management processes improve; and finally, we complete some technical work on Ignite to accept a wider array of application tracking technologies.

We launched DT IQ on the ZTE ZMax and the Sony Xperia Z3 with T-Mobile U.S. These launches are also going to be happening with both Verizon and Vodafone Australia over the next few months. So, we continue to reiterate that the expected installations of 1 million IQ devices by the end of fiscal 2015 is intact. We’ve also launched our content management and pay products into Southeast Asia, into both Singapore and the Philippines. Our strong relationship with EA is helping not only generate new revenues in those markets, but also opening doors for other active conversations for all of our other products. We’ve also launched Ignite into Globe in the Philippines. Globe is SingTel’s subsidiary with more than 40 million subscribers. Early results are encouraging with open rates similar to that in the U.S., and CPI rates between $0.25 to $0.50 per slot.

And as I mentioned, we’re reducing our fiscal 2015 outlook to reflect the short term uncertainty as to the precise timing of these carriers’ device releases and to which devices are going to win and lose in the marketplace, or what we call device sell through. And while we’re ramping across those devices, we can’t control exact sell through and those are material factors in the second quarter softness. Again, while the ramp is happening, its timing and trajectory are difficult to predict. Therefore reducing our fiscal ‘15 revenue outlook to $36 million to $40 million from the $48.4 to $48 million, with the midpoint of this range representing 56% year over year growth. Due to product mix shifts, our adjusted gross margin outlook is revised to approximately 40% from the mid 40’s range. We do expect to be adjusted EBITDA positive this December. And while the shape of the build curve in these early days is different and steeper from what we had wanted and planned, the endpoint remains exactly the same.

As we ramp across each device, the individual devices no longer will continue to have the same impact that they do today. Therefore, we’re leaving our fiscal ‘16 outlook for revenue of a $110 to a $130 million on a standalone basis, excluding Appia, unchanged. Now let’s take a minute to talk about Xyo acquisition we announced in early October. We purchased Xyo’s technology app search engine and contextual advertising technologies that enable consumers to find and recommend the right app at the right time.

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Xyo is a technology leader in the field of efficient discovery and our clients; Verizon, Vodafone and T-Mobile U.S., will benefit from the widest and most advanced data sets for recommendations. We also bought Xyo’s existing mobile operator relationships, including Deutsche Telekom Europe and Vodafone. And finally, we’re excited to increase our bench with the expertise of Xyo co-founders, Zoe Adamovicz and Marcin Rudolf, who joined us along with their engineering team. This deal increases our huge potential to mobilize mobile content.

We’ve already immediately started integrating Xyo’s technology into our DT products and it’s going great. We’ll be ready to launch Xyo’s recommendation technology into our T-Mobile IQ launch in December. And also, the Xyo teams also integrated with our Ignite development team in Israel and with the Xyo team in Berlin. Both the Xyo teams’ expertise and Zoe and Marcin’s leaderships already paying dividends on a variety of technical issues in Israel that are enhancing our ability to quickly scale Ignite to meet the market demand.

So, turning back to the Company as a whole, for the remainder of fiscal ’15, we’re keenly focused on execution. Now is when the ramp builds power. The biggest drivers to our acceleration of growth this holiday season, our U.S. device sell through, our expansion under Verizon phones for additional slots, and the launch of Ignite on T-Mobile planned for December. More specifically, between now and April, we continue to expect to be launched on numerous new devices but will not be on a 100% of Verizon devices as we work through calibrating road maps and time lines. However, beginning in April, we expect to be included as a standard feature on all Verizon Android devices. Second, when we launch a new device with Verizon, we generally begin with two paid slots. We then expand slots after a few weeks that device is in the market. Currently, we’re running three slots on the Samsung Galaxy Note 4, the HTC Desire and the LG G3. We are working to expand to a fourth slot for the holidays and are in active conversations about further expansion past four.

Third, we anticipate launching Ignite on two devices with T-Mobile in December. This will happen through an MR, or maintenance release, on devices that have already launched in the marketplace. And fourth, we’re going to continue to ramp DT Pay as we expedite customer onboarding. And finally, in addition to our Ignite revenues growing, we are improving our revenues in our core business. And so we’re frustrated with the timing of the revenue ramp, it’s now occurring and by the end of this fiscal year, our objective is to have these ramps firmly in place, so that we can accelerate growth and financial performance into fiscal ‘16. So, now let me turn it back over to Andrew for a review of our financial performance.

Andrew Schleimer

Thanks Bill. Please note that all comparisons are being made to the prior sequential quarter unless specifically noted, because we believe this is a better indicator of how our business is performing, given the vast differences between our Company now and at this time last year. As you’ll recall, we divested Twistbox, a non core operating business, in fiscal 2014 in the fourth quarter, so that business’s results are reflected as discontinued operations. Unless otherwise noted, my discussion today will refer to results from continuing operations.

Revenue for the fiscal second quarter was $5.5 million, compared with $5.6 million for the fiscal 2015 first quarter. 84% of second quarter revenue was generated from our content and pay products, as we refer to content in the aggregate. For the second quarter, 77% of our revenue was generated from customers in the Asia-Pacific region, down eleven percentage points from the first quarter, demonstrating the growing diversity of our business. EMEA revenues were

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about 12% of total, with the remaining coming from the United States. We continue to believe that customers in the United States will become a much larger percentage of our total revenue base due to the recent and upcoming launches of our Ignite and IQ products here at home.

Although our second quarter results do not yet include a meaningful contribution from Ignite and IQ, revenue generated from these products was roughly 10% this quarter. And advertising revenue, which is how we characterize Ignite and IQ, grew significantly again in October and November, respectively, with November revenue to date being higher than for all of July and August, combined. Gross profit grew to $1.8 million, or 33% of revenue, for the second quarter of fiscal ‘15, up from $1.4 million, or 26% of revenues, for the first quarter of fiscal ‘15, primarily related to sales mix. Adjusted gross profit and adjusted gross margin improved $2.1 million, or 39% of revenue, from $1.8 million, or 32% of revenue, for the first quarter of fiscal ‘15, again the increase related to sales mix. Total operating expenses for the fiscal ‘15 second quarter were $6.4 million versus $6.1 million for the year’s first quarter. The increase was primarily related to cost to support the Company’s launches for current and expected future revenue growth. Total operating expenses for the fiscal 2015 second quarter included $1.6 million of non cash items, including depreciation and stock based compensation. There were approximately $1.5 million of non cash items in the year’s first fiscal quarter.

We continue to believe that our current cost structure is sufficient to ramp and scale our existing business. During our guidance conference call in September, we said that we’re running about $4.5 million to $5 million cash cost per quarter, that a 10% to 15% increase in overall cash operating expenses was reasonable and that our expectations excluded costs related to potential M&A and other onetime items. With the Xyo acquisition now complete, our OPEX expectations will likely be at the higher end of the previously guided range of $5 million, with growth between 12.5% and 15%, year over year. This brings to our loss from continuing operations, net of income taxes for the fiscal ‘15 first quarter, to $5.2 million, or $0.14 per share, based on 37.5 million weighted shares outstanding. For this year’s first quarter, loss from continuing operations, net income taxes, was $4.6 million, or $0.12 per share, based on 37.4 million weighted average shares outstanding. Our net loss figures were the same as our loss from continuing operations for both periods.

Our Non-GAAP adjusted EBITDA loss for the second quarter of fiscal ‘15 improved to $2.7 million from $2.9 million for the first quarter of fiscal 2015. Cash and cash equivalents and restricted cash totaled $16.9 million at September 30, compared with $22 million at March 31, 2014. To provide additional details on the transaction we announced today, we plan to travel with Jud Bowman to several major investment centers starting Monday of next week, November the 17th. If you are interested in meeting with us in person, please contact Laurie Berman or Matt Sheldon, at PondelWilkinson at (310) 379-5980, as they’re maintaining our travel schedule starting tonight and tomorrow.

We look forward to seeing each of you in person to describe the transformational transaction, the strategic financial merits and why Jud, Bill, I and the rest of our teams are so excited about it. With that, we’ll now turn the call over to your questions. Operator?

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session. To ask a question, you may press star (*) then one (1) on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star (*) then two (2). At this time, we will pause momentarily to assemble our roster. The first question comes from Mike Malouf of Craig-Hallum Capital Group. Please go ahead.

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Mike Malouf

Great guys, a lot to digest here, but let me start off with just a couple of questions on the transaction. Can you talk a little bit more about the revenue synergies? How do you get to the revenue synergies and perhaps just address how much of your business, at least on the ad side, was coming from Appia? Thanks.

Bill Stone

Yeah, sure. So, let me take the second part, Mike, and then I’ll turn it over to Andrew to get into some of the specifics on these synergies. Right now, today, the majority but not all of the advertising revenue that we’re getting is running through Appia. And so, you know, therefore the revenue synergies are apparent right off the gate and as Appia expands their advertising relationships, you know, we believe we can get that to a 100% over time. So, you know, hence the reason for the vertical integration and in doing the transaction. As far as the synergies and some [unintelligible], I’ll let Andrew talk about that.

Andrew Schleimer

Yeah, I think when we think about the revenue synergies and cost synergies collectively, Mike, first, let’s take the revenue. What we obviously think about our business and have provided a 2016 revenue forecast and implicit in that forecast are, you know, revenues, oh, excuse me, our sales that go to third parties. So, the way that we’ve modeled or thought about our synergies is a percentage of lows, ultimately being able to be grossed up as if now we are going directly to the advertiser ourselves. So, we would then retain 100% of the fee that we would otherwise be paying to third parties and capture that on a revenue line.

Mike Malouf

Got it. Okay, that’s helpful and then can you give us a sense of how much gross margin Appia typically took from their revenue?

Andrew Schleimer

Yeah, Appia took roughly 20+%, third-parties in general, we’ve seen anywhere from 20% to 30%. And as we streamline our business and look to be not only the distributor, excuse me, the advertiser and the publisher with a direct link to the advertiser, we expect to retain as much of that as possible as, obviously, Appia has a substantial amount of reach.

Mike Malouf

Okay, so, for instance, if you were selling a CPI slot for $3.00, they would get $0.60 of that revenue, is that what you’re saying?

Andrew Schleimer

That’s correct. So, the best way to think about it is third parties go out and obtain advertising inventory for a gross price, call $3.00. They then, quote/unquote, sell it back to us for $2.40. That $2.40 would be our gross revenue, net of carrier fee. Our gross revenue pro forma for the transaction would be $3.00.

Mike Malouf

Got it, and then on that $0.60 that Appia would get, what would be the gross margin to Appia?

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Andrew Schleimer

So, we’re not, on this call, talking about, you know, Appia’s forward-looking or even historical profitability. But what I will say is, when we look at the combination, we look at Mandalay plus Appia being profitable in fiscal ‘16 and the revenue synergies on top of that falling to the bottom-line. Because, remember, Mike, we’re thinking the expectation is that we’re going to be able to take those synergies and ultimately realize a maximum amount of gross profit because it’s all enhancement in revenue, we’re just getting a higher price through being the selling arm.

Mike Malouf

Yep, got it and then just a couple of questions on Ignite. Bill, you mentioned that your average open rates were in the 30% range. Can you talk a little bit about your expectations? Are they still in that 50% range, sounds like you’re moving those up. Are you figuring out how to get them up and just a little bit more color on that would be helpful?

Bill Stone

Yeah, sure. So, yeah, you know, there’s a few things there to provide. Number one is what I called the attribution, or the industry calls the attribution window. So, we’re using a 30 day attribution window, so we see the open rates climb over time. And since we’ve just seen a lot of the opens happen or, excuse me, the device sell throughs just happened recently, we still have a couple of more weeks to see those open rates continue to climb as people discover the applications. So that’d be one specific thing that gives us confidence that it will continue to move up. Second is we have seen campaigns that we’ve run that have gotten up into the mid to high 60’s, and we’ve seen that both here in the United States, as well as other markets, so, you know, that, we come back to the 50 and why we’re comfortable with that. And then just a couple other operational things around, you know, improving the breadth of campaigns we can do with some tracking technologies, you know, as well as integrating some of Verizon’s segmentation and targeting database work they have through a program called Precision. The combination of all of those things is what gives us comfort in terms of the 50%, but it’s going to take some time to grow into the 50% for all those reasons I just mentioned.

Mike Malouf

Okay, great, and then one last question. Andrew, I think you mentioned that EBITDA for the December quarter is projected to be positive. Is that what you said on the call?

Andrew Schleimer

Yeah, I think in Bill’s commentary, the expectation is for us to be adjusted EBITDA positive for December.

Mike Malouf

For the December quarter or for December, the month?

Andrew Schleimer

For the month of December.

Mike Malouf

For the month of December, okay, so that would obviously assume [technical difficulty]

Andrew Schleimer

Indicating the point of which, based upon the current ramp that Bill described, we expect to turn the corner.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Mike Malouf

Okay, so for all intents and purposes, what you’re saying is that you’re moving the profitability targets from the December quarter to the March quarter. Is that correct?

Andrew Schleimer

We’ll be, that is technically correct, yes. We’ll be turning the corner in December and then adjusted EBITDA positive for the entire first calendar quarter, our fourth fiscal quarter.

Mike Malouf

Got it. All right, well, congratulations on the transaction and I look forward to seeing you when you’re, ah, get on the road.

Andrew Schleimer

We will see you in Boston, Mike. Thanks for the support.

Operator

The next question comes from Jon Hickman of Ladenburg Thalmann. Please go ahead.

Jon Hickman

Thanks for taking my question. Andrew, going out to 2016, the fiscal year, you said you’re going to be profitable. Does that mean GAAP profitability for the combined company?

Andrew Schleimer

Yeah, we [technical difficulty] my commentary. So, first of all, we’ve given revenue guidance solely for Mandalay and we’re not giving additional guidance on Mandalay fiscal ‘16 on this call. We expect Appia to be profitable for our fiscal ‘16, and then, obviously, I described a case where we could achieve synergies, which, obviously, would enhance the profitability profile of the Company.

Jon Hickman

And then could you elaborate on the cost side? You said in your press release $2 million.

Andrew Schleimer

Yeah, absolutely, and, you know, we can’t, you know, get into specifics here, but the general thought is, in addition to overlapping, obviously, corporate functionality, which are somewhat easily identifiable with companies of the size and scale both of these companies, we’ll see a portion of our, you know, cost synergies achievable in a period of time subsequent to closing from that time. But more importantly, as we discussed on our last call, Jon, we were going to make an investment in 2016, absent this transaction, to ramp and scale our top line with folks that Appia actually has today. So there’s a substantial amount of overlapping cost and expense supporting revenue growth, CPI infrastructure, namely, that provides us the opportunity to see cost savings from the combination.

Jon Hickman

Okay, and then can I ask Jud a question?

Jud Bowman

Sure, go ahead.

Jon Hickman

Your business today, how do you, I get that you have the relationship with the advertisers. What’s the process to actually get the app installed, if you don’t use Facebook, so how are you doing it without Ignite?

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Jud Bowman

Sure, that’s a great question. The way the model works today, and we’ve driven 85 million and counting app installs with this method through our publisher network, is that, you know, the user turns on their phone, opens an app or a mobile website, sees an ad and we serve hundreds of millions of these ads every day, so they see an ad, say the ad is for Priceline, and it says click here to download Priceline, the user then clicks the ad. That takes them to either the appropriate link in the App Store or Google Play and then the user clicks the install button and then, lastly, they open the app on their phone, the Priceline app. So that’s the current process that Appia goes through; it’s about a six or seven step process. And that process works though, we’ve driven 85 million app installs and counting that way. By comparison, the Mandalay process that we’re doing with Digital Turbine in partnership is the user, you know, gets their phone from, say, Verizon, the ad is preloaded onto the handset, right?. So the first step is they, you know, back to the model, they open their phone and they click on the Priceline app, which is preloaded. So, it’s a two step process. So you’ve taken out four or five of the steps in the flow. And, obviously, that’s what I was alluding to earlier in terms of the order of magnitude increase that we’ve seen in the conversion rate from this model. It’s a game changer.

Jon Hickman

Okay, thank you very much. So it’s mostly through mobile ads and people responding to the ad. I got it. One last question, the T-Mobile, how many devices are you expecting on T-Mobile for the December quarter?

Andrew Schleimer

Yeah, Jon, we’re not able to, unfortunately, give out the guidance for them. It’s included in the $1 million guidance, though, that we’d given for the fiscal year on IQ.

Jon Hickman

No, I meant Ignite, isn’t T-Mobile doing Ignite?

Andrew Schleimer

Yeah, so right now, that’s baked into the $8 million guidance figure that we gave, but we’re not going to break out, you know, T-Mobile on a specific customer basis.

Jon Hickman

Okay, thank you, appreciate it.

Andrew Schleimer

Appreciate it.

Operator

The next question comes from Bill Sutherland of Emerging Growth Equities. Please go ahead.

Bill Sutherland

Thanks very much. So, just a couple of clarifying questions here. On the short fall that you guys are going to see now with the Ignite installs for the year, Bill, I think you said it’s mostly related to non U.S. just want a little more color on that and whether, you know, the U.S. side is on track.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Bill Stone

Yeah, sure, Bill, so, yeah, a couple of comments; first internationally. Yeah, I specifically called out MSAI. They moved more smartphones in India, you know, than the largest operators do here in the United States. So, they move to tremendous amount of volume. That was baked into our revenue forecast. MSAI decided to do some hosting and other technical things internal to that market versus some of the global things that we’ve been doing with the customers. And so consequently, we had some technical integration things; we’ve worked through those. But as a result of that, that pushed out the ramp for MSAI into early next year.

So, we’re still optimistic that that ramp is going to occur; we just had been working through some technical issues here. And so that was part of the Ignite take down was before that. But I think, you know, as I said in the comments that, you know, that take down is also on a very much lower CPI rate in India, you’re talking about, you know, rates that are anywhere from, you know, $0.10 to $0.25 to $0.30. So it’s a much lower CPI market there. But that was number one.

And then number two internationally is, you know, we have signed agreement with Vodafone, we expected Vodafone Australia to be launched; they will be launching over the next couple of months with Ignite across all of their devices. We had thought they were going to launch with a couple of devices to go, that was part of our forecast, but, you know, they made a decision to go across their entire device lineup and that will be occurring over the next few months, but that was another reason. But that’s the international side.

On the U.S. side, you know, we take a forecast from our large customers and then we give that a haircut and then factor that in to our numbers that we guide out to. If they sell more than that, great; if they don’t sell more than that, then that’s a problem for us, you know, as it relates to revenue. And so, the really important point we want to get across to you and to all investors is that once we’re across all of those devices, which we anticipate starting to be in April, then this issue goes away. You know, we’re not dependent upon whether the LG is selling well or not selling well or the Samsung’s selling well or not selling well or the HTC.

And so, you know, that’s really the variable in the short term that creates some of the choppiness and, you know some of the results that we’ve seen just over the last ten days, you know, our results of a particular device selling really well. And so, I think the takeaway here is the model is working. It’s just got to get on more devices and that’s why, as we’re working that ramp with all these customers around the globe, that’s what’s really going to drive revenue growth for the Company.

Bill Sutherland

Okay, so, the lion’s share of the takedown is Vodafone and, or I should say India and Vodafone Australia and then there is just some lightness in terms of the sell through that you’re looking for on a couple of phones here in the U.S.

Bill Stone

Correct.

Bill Sutherland

Okay, and Bill, I think you also referenced not only open rates, but U.S. CPI and you said it was averaging where?

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Bill Stone

Yeah, so, we’re north of $2.00 today on [technical difficulty] rates. And, you know, I think I want to make the point here that, you know, to kind of build on Andrew’s answer to Mike’s question, that, you know, that $2.00 is net, right. So, to the extent that’s going through a third party, that’s marked up by another 20%.

Bill Sutherland

Right, right. A couple of more. What are you seeing in terms of the mix of CPI deals that you source versus the carriers?

Bill Stone

Yeah, so, I think an important point here is that, you know, to the extent any carrier is monetizing their own deal, we share in the revenue. And I think there was a little bit of confusion as it related to some of the things that, you know, came out with the Verizon release on their preloading of apps. If they’re getting paid, then we’re getting paid. If they’re doing it for other reasons, then we’re not and there are some contractual issues around how much of that they can do. But with that being said, the vast, vast majority today is being sourced by us. What we’re seeing as a global trend, not just here in the U.S., is that the operators and OEMs and other distribution partners want us and Appia to go do that work for them, not just in terms of the relationships, but the infrastructure and campaign management process. You know, the operators just aren’t set up to do that. So, you know, for them to partner with companies like us and Appia makes a ton of sense in terms of reducing their cost structure and overhead to do this.

Bill Sutherland

And, yeah, actually on Appia, I had one question there. So the revenue synergies I understand if you’re sourcing, I mean the Appia is the network that you’re using, but aren’t you going to be using other networks for certain apps that, you know, just aren’t available on Appia or am I not thinking about that correctly?

Bill Stone

Yeah, sure. So, the vast, vast majority of the apps that we’re sourcing are available on Appia and if they’re not and we find them from somewhere else, we can usually, through our strong relationships with the Appia team, find them. So, I think especially as the companies together, that will continue to increase and grow. There always will be edge cases where, you know, maybe there’s a need for local apps in India or local apps in the Philippines or some other market where, perhaps, you don’t have that kind of reach and you need the local applications. And so in those cases, of course, we’ll go to look for partners. But I think the vast majority and the tonnage here that we’re going to be driving, as far as the revenue ramp, will be coming through the joint combination of Digital Turbine and Appia.

Bill Sutherland

Okay, and on Xyo are you guys, I realize probably not a lot of revenue, but is that in the revised guidance for F’15 and kind of how much impact is it?

Bill Stone

Yeah, so, as far as the revised guidance and I think one of the reasons that, you know, Mike’s question on the adjusted EBITDA breakeven is that we do include our Xyo cost employees as part of that. On the revenue side, we have not modeled any of that into our guidance. And so, to the extent those customer relationships begin to ramp and grow, that revenue would be incremental to our guidance. And so, we’re just in the process, you know, over the last, you know, say 30 days of transitioning over those relationships from Xyo to us. And, you know, overall, I can say it’s going great, but, you know, I don’t want to get to a point where we’re put into our guidance just yet.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Bill Sutherland

Okay, and then just real last from me, on IQ, any thoughts or color you can give us on how those metrics are trending based on the initial launches for that? Thanks.

Bill Stone

Yeah, so, we’ve been extremely pleased with the IQ rollout so far. We’re seeing more than 60% of the customers that interact with the, what we call the app deck, or IQ app deck, coming back and using it again. And that’s really key to the business model as we go forward in time, is that, you know, with Ignite, you get a preload, customers out of the box and then that’s what, that’s it. With IQ, you have the opportunity to engage the customer over the entire life of the device, whether that’s one, two, three years or whatever it is for how long they hold it. So, the fact that we’re seeing the reengagement where people open it up, use it, explore, come back again and then download applications whether those are sponsored apps that we’re doing with Appia or whether those are free apps that we’re getting from somewhere else, we’re seeing great engagement coming back for it. So, so far so good, but similar to the Ignite story, we just got to get it on more devices, but the model’s working.

Bill Sutherland

Thanks, Bill.

Operator

The next question comes from Bob Johnson of Millennium. Please go ahead.

Bob Johnson

Yes, hey, congratulations. Just a couple of questions here, first, how did you come about the purchase price for Appia? How do you come up with that value?

Bill Stone

Yeah, sure, I’ll let Andrew take that, too.

Andrew Schleimer

Yeah, sure, we’ve done, obviously, you know, at any negotiation, you sit at a table and you determine, you know, based upon a whole bunch of valuation metrics, fair price that’s going to clear for an M&A transaction and there is obviously a value to us as we acquire, based upon the synergies that we believe we can achieve in the combination relative to our strategic plan. And then, clearly, triangulate, you know, the valuation with other metrics in the industry, comparables, etc. Now, that being said, you know, we agreed on a $100 million, obviously, as a transaction value, inclusive of all net debt and net of other items, transaction expenses and other, and the agreed upon, what Appia shareholders would view Mandalay as an agreed upon value per share $4.50 to determine a number of shares for the Company.

Bob Johnson

And what about the lockup period now, how does that transpire? Because, again, you know, typical deals like this in a small cap situation, shorts will just come in and destroy ahead of time, based upon the lockup expiration dates, and any thoughts about that?

Andrew Schleimer

Yeah, well, our expectation, obviously, and, you know, we understand, you know, the optics around lockups, but our expectation is our folks that are taking, the folks that are taking

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Mandalay’s stock are in this for the long haul. They’ve made representation, no, not legal representations, but obviously, have made representations to us that they believe by, you know, in the combination, hence why they’re doing the deal. And you know, we’re comfortable and confident that, you know, as we progress as a combined business, we both grow, demonstrate the synergies that these are long term holders of Mandalay paper.

Bob Johnson

What about, then, the, what’s, I’m just trying to understand, what’s the end game? Do you plan, perhaps, one day to sell the Company to perhaps a Google or someone like that at some point in the future with all these acquisitions that you’ve made so far?

Bill Stone

Yeah, sure, so, you know, let me make a couple points. The first is, if you just kind of take a step back and look at what’s happening right now and you saw, for example, Yahoo! acquire a company called BrightRoll, you’ve seen Twitter, a company called MoPub and we can go down a long list of acquisitions, and basically what you’re seeing is large publishing networks that have a tremendous amount of eyeballs partnering and acquiring advertising companies that have strong relationships with advertisers and technology to really marry the two and bring them together. And that’s really what we’re talking about here today. We are a large publisher by just the fact we have so many operator relationships to be able to touch, contract some of the billion customers globally. So the idea of bringing the companies together, I think, is an industry trend that you’re seeing right now. And you can go out and look at, you know, some of the comps that occurred on those kinds of transactions. But I think the end game here is that, if you’ve got a broad audience, how do you monetize that audience and what we’re seeing and our belief and thesis is, is that carriers are going to have the most to say in this, given they are true trillion dollars. We also believe that, you know, our large footprint is going to have tremendous scale and partnering with Appia is, and doing this transaction is a no brainer to bring those things together. So the end game for me is really about just building something special and unique and building a unique ecosystem where anybody who is touching the customer and wants to monetize mobile and doesn’t want to see some of those dollars getting siphoned off to other third parties and wants a part of that, they can come to us and do that. That to me is the end game, that’s the multibillion dollar opportunity that, you know, we’re really focused on right now and Appia is a huge piece to us achieving that.

Bob Johnson

And are there any additional missing pieces to what you have right now after this acquisition? Is there another, perhaps, merger moving forward of a privately held company that you’re perhaps thinking about, or is this, or are you all set as far as where you need to be, moving forward?

Bill Stone

Yeah, I think right now and in the short term, we’re focused on, you know, we’ve integrated Xyo and that’s gone well. You know, now we’ve got to focus on getting the Appia deal closed and, obviously, execute on our business and our core business and all things we just want in terms of the quarterly results and look forward. So that’s our focus right now, I mean, we’re not really to go out and look at, you know, additional M&A opportunities, at least in the short term.

Bob Johnson

And are you comfortable with the story right now to the street as far, I mean this is a pretty big surprise to everybody and, I mean, it’s actually a very nice surprise, it’s just that do you think that enough people are going to understand this or it will take some time, you know, for everyone to get a grasp of really what just happened?

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Bill Stone

Yeah, I mean, I think that, you know, it’s one of the reasons, you know, as we ask investors to contact Pondel and in terms of wanting to have some meetings with us as we go out on the road. So I think that it’s important to, you know, continue to provide additional color and details, you know, to make sure all investors understand, you know, the strategic rationale of the financial parts of this deal. So, you know, that will be part of, you know, our road show activity over the next few weeks to make sure we can, you know, deal with a little deeper dive than we can on the call today and I’ll turn it over to Andrew for some additional comments.

Andrew Schleimer

Yeah, I think, you know, one of the main reasons why we want to go out and touch everyone of you in person is because we think sitting down and talking about the acquisition, face-to-face,, answering questions, telling the story is going to be important, such that there’s nothing lost in translation. We view this, obviously, as, you know, transformational for the Company; it is largely synergistic. We want to make sure the folks see the value proposition and synergies, just going back to, you know, your original question on how do you price something like this. But, you know, at the end of the day, with myself, Jud and Bill in the room with each of you, you’ll have an opportunity to make sure you understand and appreciate what we’re trying to build.

Bob Johnson

Okay, congratulations, thanks for the answers.

Andrew Schleimer

Thank you very much.

Operator

The next question comes from Andrew D’Silva of Merriman Capital. Please go ahead.

Andrew D’Silva

Hey, guys, so I had to jump off this call for a second and was on another one, so if you answered this, just let me know and I’ll [technical difficulty]. You know, can you kind of elaborate a little bit on the deal structure between how Appia and Mandalay will work? It’s more in effect, you know, a transaction, right? So, each transaction where you put an application on to a device, is cut essentially three ways, it would be one, Appia; two, Mandalay; and three, the carrier. Can you kind of break out, you know percentages of how that was prior to this acquisition and if that’s going to be, you know, the way it goes forward after the acquisition, as well?

Bill Stone

Yeah, sure. So Andy, I’ll take that one. Yeah, so how it will work is, you know, I really view Appia as now Digital Turbine [technical difficulty] getting some feedback on the line here. Digital Turbine’s, you know, supplier of advertising and media across all of our customers, across all of our regions. So, on a transaction basis, you know, what will happen is, you know, Appia will secure the transaction for, you know, CPI rate of say $3.00 and, you know, then we’ll turn around and share that with whatever our partner is, whether that’s, you know, Verizon or Vodafone or whoever, and then we’ve got a rev share off that amount of money. So, you basically have, you know, those are the players in the transaction. And so, you know, Andy, what we can do is, you know, maybe take you offline to help you in terms of what that means in terms of some of the synergies and other things that Andrew spoke about in his comments.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Andrew D’Silva

Okay, yeah, that’s fine, and then, you know, you put out a press release or I guess maybe kind of just an email blast a few weeks ago and it was discussing some of your new mobile phone wins and some of the applications that you’ve been able to preload; some of them were obviously larger advertising relationships. Are you able to, you know, maintain the same ASPs for a high level advertiser as you are maybe a mid tier one or are you cutting different kind of deal structures, more like how Facebook does because, you know, an application is deemed more popular, it’s more likely to be, you know, clicked through, you know, essentially better open rate performance, therefore, you know, they’ll pay a little less?

Bill Stone

Yeah, sure. So, I don’t know if I’d really distinguish, you know, in terms of size of company or size of advertiser. What I would say is that, you know, in the ad-tech world, you know, the availability of data and real-time response to whether something’s working or not is really what drives value. So, one of the great things about mobile advertising and app installs in general is that the advertiser or developer will know straight away whether or not the approach is working and they can continue to spend or not spend. And, you know, that’s unlike me put spending money on ESPN and I may or may not know whether my ad worked. So, this is highly targeted, you get post and sell event data that gives you an immediate ROI on your spend and, obviously, if the post and sell event data is great, you’re going to spend more. If the post and sell event data is bad, you’re going to spend less. And so, you know, our belief and, you know, some of the comments that Jud had made, as well, is that when you have the home screen real estate of the operator and you take away the friction putting the application right in front of you, those are things that are going to, you know, help drive those metrics in CPI rates north.

Andrew D’Silva

So I mean, I guess what I’m trying to get at is not all applications, not all advertising deals are going to be created equal, right? So if you, for example, preload Facebook onto a phone, there’s probably 90% chance that’s going to get used if you get on the right phone. And then, you know, if you put a hotels.com on a phone then maybe that goes down to 40% or 30%, I’m just, you know, talking off the cuff, I don’t know for a fact the percentages, but there’s no deals cut with them because, you know, Facebook, obviously, is going to know that they’re, you know, a juggernaut when it comes to that kind of a deal structure versus maybe a hotels.com, there’s no advantages with a larger company or one that’s deemed more, I guess clickable, if that’s the right word?

Bill Stone

Yeah, so I think that the key there is really just about segmentation and targeting. So, you know, your open rate percentage is all about getting to the right app, right customer, right time. And so, you know, for us, you know, we just did a deal, when we launched the Note 4, we preloaded Uber onto the Samsung Galaxy Note 4. Obviously, preloading Uber in Alaska or Iowa makes no sense; it’s not going to get any opens if Uber is not there. So, preloading the app in where market says is going to increase your open rate, you can kind of take it app by app, if I have travel apps, I’m more likely to download, you know, the examples you provided, but I got different types of gaming apps, if I am male, female, old, young, you know, depending upon where I am, all those kinds of factors matter. So, you know, some of the comments I’d made around, you know, this Precision Marketing tool that Verizon has with their subscribers is going to be key to getting the highest possible value on CPI rates, as well as the highest possible rates for opens themselves, as we rotate out campaigns. So, you know, what we’re seeing right now is we’ve got a lot of room for improvement and even with all the things we can do to improve, the model is still working. And so we know the things we’ve got to do to make it better. And so that’s really on us as a management to execute and make it happen.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Andrew D’Silva

Okay, great, and just kind of a one macro technology question. You know, Android’s latest operating system, Lollipop, you know, is coming out. Are there any hiccups that, you know, we could expect from that or do you think it’d just be steady stay, going forward?

Bill Stone

Yeah, so, two comments on Lollipop, Andy. The first comment is that it’s only about app preinstalls; it has nothing to do with the administration of campaigns, swapping out campaigns, targeting segmentation, the whole settlement process with advertisers, none of that is there. It’s just about installs, which is one of like ten things that have to happen to be successful in this space, that’s point one. Point two is that, also, the operators have to decide to accept it. So, ultimately, you know, remember that, you know, Verizon, Vodafone, T-Mobile, etc., are the ones writing the checks here. And so, you know, if someone, whether it’s an OEM or Google or anybody else, is going to want to start preloading apps and doing it on their own, that’s got to be approved by the operator. And I think the general trend right now you’ve seen in the marketplace, you know, we can talk about a variety of data points, if you want, is that, you know, people are starting to distance themselves from that and I think you’ve seen a variety of Google announcement where they’ve distanced themselves from, you know, some things they were trying to really push on OEMs and operators

Andrew D’Silva

Got it. All right, guys, thanks. We can continue this conversation offline.

Bill Stone

Thanks, Andy.

Operator

The next question comes from Brian Alger of Wedbush. Please go ahead.

Brian Alger

Hi, guys, good afternoon and congratulations. Clearly a massive transaction for the company caught me and I’m sure everyone else off guard. Just a couple of housekeeping questions, if I can. We ended the quarter, at least in terms of the financial report here, at 16.7 in cash, but I believe that was post Xyo. Where are we currently in terms of the cash?

Andrew Schleimer

Yeah, so that transaction, excuse me, that number was prior to Xyo, we actually announced, we closed Xyo subsequent to the end of the quarter. But at this point, you know, we’re not going to give any indication of where we are in cash, we believe we’re going to turn the corner here in December and then start making cash next quarter.

Brian Alger

Okay. Xyo was $2.5 million cash payment, though, right?

Andrew Schleimer

We held back roughly, actually it’s held back $375,000.00 of that cash for indemnification claims for twelve months.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Brian Alger

Okay.

Andrew Schleimer

2.1.

Brian Alger

Right, great, and with regards to Appia’s business, obviously, it sounds like it’s going really, really well with Ignite on Verizon and certainly happy to hear Jud’s comments on it. But I’m curious, when we merge the two companies together, are we going to continue to sell apps on other platforms to other publishers, essentially the rest of Appia’s business?

Bill Stone

Yeah, one of the things that we’ll be doing is we’ll go through with the Appia team and we’ll kind of go and have a lot of strategic conversations around kind of publish or not publish it, but at a high level, the answer is yes. You know, I think that’s, you know, Appia’s got a really impressive list of publishers, they’ve done amazing things with their publishers, they continue to add them. And I think they’ve got a lot of other technological things they’re doing to, you know, really sit between the advertisers and publishers to maximize returns with all the programmatic types of things that we’re excited about, as well. So, by all means, yes, but, you know, in terms of just making a blanket statement of 100%, you know, that’ll be something that Jud and myself and the rest of us, we’ll sit down and talk about it.

Brian Alger

Right, understand. I mean, I guess where I was coming from is it sounds like we have a pretty good handhold on, in terms of the Android community, certainly with Verizon and T-Mobile and Vodafone Australia, and through Appia, we should be seeing some revenues down the road from the Apple platforms, as well.

Bill Stone

Yeah, absolutely, and, you know, I think if you go back and you remember, you know, Jud’s presentation at the Investor Day, you know, he talked about some of the CPI rates on iOS and, you know, Android’s closing the gap, but, you know, definitely there has been a premium there and, you know, we’ll be able to benefit from that as a combined company.

Brian Alger

Okay, great, guys, congratulations.

Bill Stone

Okay, thanks, Brian.

Andrew Schleimer

We’ll see very soon.

Brian Alger

Very sure.

Bill Stone

Thank you very much for the support, man.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Operator

The next question comes from Rick Solomon, Private Investor. Please go ahead.

Rick Solomon

Hey, guys, congrats, my congrats on the acquisition. A couple of questions, do you, can you give us any kind of indication in terms of Appia’s growth rate and you said you weren’t going to give gross margins, just any indication about, you know, what that business looks like, you know, whether it’s from last year to this year or any more information on Appia?

Bill Stone

Yeah, Andrew?

Andrew Schleimer

Yeah, look, Appia is growing at a very, very healthy growth rate, Ricky, I think at the end of the day, the combination of, you know, A plus B is much more than C here. They did $30 million unaudited revenues for twelve months, ended September 30th. The quarterly growth and ramp is far in excess of what those four quarters look like; the business is growing; the business is healthy; the business is on its way to profitability; there’s a tremendous opportunity with their real-time bidding platform where we can see some real explosive growth from there, as well. We are very excited about the platform; we’re excited about the growth and fits hand in glove with our [technical difficulty], as well.

Rick Solomon

Great, and then in terms of next year’s guidance, given the, you know, the kind of uncertainties of the open rates and the, you know, and different launches and just how can you get us comfortable with, you know, the $110 million or the $130 million for next year?

Bill Stone

Yeah, sure. So Ricky, really what, you know, what gets me personally comfortable is not having to bet on winners and losers of devices and that’s the situation we’re in today. And so once you’re across the lineup of a particular operator, this problem goes away. And if I know that operator excel’s $5 million, $10 million, $20 million, $50 million, whatever it is, and I can predict now with certainty that I’ll have our software across that device lineup, then whatever device wins or loses in a given quarter doesn’t necessarily negatively impact my numbers or positively impact my numbers on a choppy basis like what we see today. So what gets me comfortable is then, as we sit with our customers and then we plan out device roadmaps and we get better visibility when we’re across those entire device lineups, that gets me comfortable. So, you know, for example, we touched on Verizon and moving across their device lineup; we touched on Vodafone Australia and moving across their lineup. Now, given their historical run rates versus on a per device basis, but rather on an aggregate basis, I can now forecast that. So that’s why we’re, you know, and I know it’s a little bit counterintuitive to say you’re more comfortable with the future than the present, but it’s because of that dynamic. [technical difficulty] And the fact that, on the device sample sizes that we have today, it’s real. And so we can extrapolate those results in terms of CPI rates and open rates and so on and slots that we’re committing to and we can extrapolate those across the entire device lineup and that extrapolation is what gets us comfortable with the guidance.

Rick Solomon

Right, right, but open rates, when you initially gave that where you were assuming 50%, that’s still your assumption or did something change?

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Bill Stone

No, nothing’s changed. It’s now, just, it’s, now we’re in a place that says, okay, all the things that, you know, we touched on in the script and in some of the Q&A here, [technical difficulty] now adding those things on [technical difficulty]

Rick Solomon

Great and can you give us any indication this acquisition, when it would be accretive to EPS? Would that be ‘17 or is that, would it, do you think it will be 2016?

Bill Stone

I’ll turn that one to Andrew.

Andrew Schleimer

Yeah, I was expecting this one, Ricky. We have given guidance on the revenue line. So, when we think [technical difficulty] we haven’t given any new guidance on gross margin at this point, as well as EBITDA or, obviously, net income and EPS. But what gets us excited about the deal is combination of two companies at similar points in their strategic growth trajectory, the opportunity, you know, to create up to $14 million of potential revenue synergies and then cost synergies, which are very high margin, given the fact that they’re being created by virtue of taking out the spread between what we otherwise would have gotten, excuse me, what Appia would have taken from us. So, you know, the synergies, on their own, is what gets us excited about financial consequences here.

Rick Solomon

Okay, are you going to, do you think you can give us that answer some point in the future? You know.

Andrew Schleimer

Yeah, well, obviously, as we grow and evolve and, you know, the business, well, everything comes together and the ramp comes together, we’ll be more than happy to provide more insight. But, you know, from where we sit today, we get excited about, you know, the combined company’s revenue profile, the potential revenue synergies here, the enhancement in absolute dollar and gross profit and absolute dollar EBITDA.

Rick Solomon

All right, great. Thanks, again, and congratulations.

Andrew Schleimer

Thank you, Rick.

Bill Stone

Thanks.

Operator

We have a follow-up from Jon Hickman of Ladenburg Thalmann. Please go ahead.

Jon Hickman

Hi. I was just wondering is it reasonable to attribute some of the weakness in the Android sell-through, device sell-through to the launch of the iPhone 6?

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Bill Stone

No, I don’t think so at all. You know, all the market share stats I’ve seen, Jon, you know, show actually Android gaining market share. You know, I think on any particular device, though, there’s a lot of other factors that go into it. So yeah, I wouldn’t characterize as an Android versus iOS thing, I would just characterize it as to say, you know, by an operator selling ten Android phones in their lineup and you’re on 30% of them, then, you know, you’re subject to whatever happens on the other 70, that’s more of the dynamics here versus anything in an operating system level.

Jon Hickman

Okay, thanks.

Bill Stone

Yeah.

Operator

And we have reached our time limit for today’s question and answer session. I would like to turn the call back over to Mr. Stone for any closing remarks.

CONCLUSION

Bill Stone

Yeah, great, thank you. Hey, thanks for all of you joining our call today, you know, continue to value your support and the long term vision of the company and what we’re building and announced here today. You know, and then Andrew mentioned, we’ll be meeting with our shareholders next week. And please contact Laurie or Matt at PondelWilkinson to request a meeting. And just to give you guys the phone number again, if you don’t have it or, you know, can’t find; it’s (310) 279-5980. Thank you very much.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements in this news release that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases, revenue and product synergies, cost savings, product or competitive enhancements and any other statement that may be construed as a prediction of future performance or events, including that Appia’s technology will enhance Mandalay Digital’s existing products or foster new technology innovation, perceived benefits from the business combination to the surviving company, or that the acquisition will result in increased revenue, cost savings and better competitive position, or that Mandalay Digital will successfully integrate Appia’s technology, are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Mandalay’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Mandalay Digital’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; the ability to achieve internal strategic forecasts; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen challenges related to relationships with operators, publishers and advertisers and expanding and maintaining those relationships; the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic relationships in the future or at all, including the ability to leverage advertising opportunities effectively and increase revenue streams for carriers; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; the Company’s ability as a smaller company to manage international, and as a result of the proposed merger, larger operations; varying and often unpredictable levels of orders; the challenges inherent in technology development necessary to maintain the Company’s competitive advantage; the potential for unforeseen or underestimated cash requirements necessary to enable the transaction synergies to be realized, and other risks including those described from time to time in Mandalay Digital’s filings on Forms 10-K and 10-Q with the SEC, press releases and other communications. You should not place undue reliance on these forward-looking statements. The Company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Mandalay Digital intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Mandalay Digital’s website at www.mandalaydigital.com, or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to MacKenzie Partners, Inc., 105, Madison Avenue, New York, New York, 10016; (212) 929-5500; proxy@mackenziepartners.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

Mandalay Digital Group

Thursday, November 13, 2014, 4:30 P.M. Eastern